Exhibit 3.1

ARTICLES OF ASSOCIATION

of:

Prosensa Holding N.V.

with corporate seat in Leiden

as per 3 July 2013

Chapter 1

Definitions.

Article 1.

In the articles of association the following terms shall have the meaning as defined below:

annual accounts	:	the annual accounts referred to in section 2:361 CC;

annual report	:	the annual report referred to in section 2:391 CC;

annual statement of accounts	:	the annual accounts and, if applicable, the annual report as well as the additional information referred to in section 2:392 CC;

CC	:	the Dutch Civil Code;

ordinary share	:	an ordinary share in the share capital of the company;

company	:	the private company with limited liability which organisation is laid down in these articles of association;

general meeting	:	the corporate body that consists of shareholders entitled to vote and all other persons entitled to vote / the meeting in which shareholders and all other persons entitled to attend general meetings assemble;

management board	:	the corporate body entrusted with the management of the company;

managing director	:	a member of the management board;

meeting rights	:	the right to, either in person or by proxy authorised in writing, attend the general meeting and to address such meeting;

persons entitled to attend general meetings	:	shareholders as well as holders of a right of use and enjoyment and holders of a right of pledge with meeting rights;

persons entitled to vote	:	shareholders with voting rights as well as holders of a right of use and enjoyment and holders of a right of pledge with voting rights;

preferred share	:	a cumulative preferred share in the share capital of the company;

share	:	a share in the share capital of the company;

shareholder	:	a holder of a share;

subsidiary	:	a subsidiary as referred to in section 2:24a CC;

supervisory board	:	the corporate body entrusted with the statutory supervision of the policies of the management board and the other responsibilities imposed on the supervisory board by the law and these articles of association;

supervisory director	:	a member of the supervisory board.

Chapter 2

Name. Corporate seat.

Article 2.1.

The name of the company is: Prosensa Holding N.V.

Its corporate seat is in Leiden, the Netherlands, and it may establish branch offices elsewhere.

Objects.

Article 2.2.

The objects of the Company are:

a.	to develop products with a basis of medical biotechnology in the broadest sense, including in connection with organical chemistry;

b.	to incorporate, participate in, conduct the management of and take any other financial interest in other companies and enterprises;

c.	to render administrative, technical, financial, economic or managerial services to other companies, persons or enterprises;

d.	to acquire, dispose of manage and exploit real and personal property, including patents, marks, licenses, permits and other intellectual property rights;

e.	to borrow and/or lend moneys, act as surety or guarantor in any other manner, and bind itself jointly and severally or otherwise in addition to or on behalf of others,

the foregoing, whether or not in collaboration with third parties, and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense.

Chapter 3

Share structure.

Article 3.1.

3.1.1.	The authorised share capital of the company amounts to one million seven hundred fifty thousand one hundred fourteen euro and ninety eurocent (EUR 1,750,114.90) and is divided into:

a.	eighty-seven million five hundred five thousand seven hundred and forty-five (87,505,745) ordinary shares, each with a nominal value of one eurocent (EUR 0.01);

b.	eighty-seven million five hundred five thousand seven hundred and forty-five (87,505,745) preferred shares, each with a nominal value of one eurocent (EUR 0.01).

3.1.2.	The shares shall be in registered form and shall be consecutively numbered, the ordinary shares from 1 onwards and the preferred shares from P1 onwards.

3.1.3.	No share certificates shall be issued.

Issue of shares.

Article 3.2.

3.2.1.	Shares shall be issued pursuant to a resolution of the management board, subject to the approval of the supervisory board, if by resolution of the general meeting the management board has been authorised for a specific period not exceeding five (5) years to issue shares. The resolution granting the aforesaid authorisation must determine the number and class of the shares that may be issued. The authorisation may from time to time be extended for a period not exceeding five (5) years. Unless otherwise stipulated at its grant, the authorisation cannot be withdrawn.

3.2.2.	If and insofar as an authorisation as referred to in article 3.2.1 is not in force, the general meeting shall have the power, upon the proposal of the management board - which proposal must be approved by the supervisory board - to resolve to issue shares.

3.2.3.	Article 3.2.1 and 3.2.2 shall equally apply to a grant of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

3.2.4.	Save for the provisions of section 2:80 CC, the issue-price may not be below nominal value of the shares.

3.2.5.	Shares shall be issued by notarial deed in accordance with the provisions of sections 2:86c and 2:96 CC.

Payment for shares.

Article 3.3.

3.3.1.	Ordinary shares may only be issued against payment in full of the amount at which such shares are issued and with due observance of the provisions of sections 2:80a and 2:80b CC.

3.3.2.	Preferred shares may be issued against partial payment. Further payment on the preferred shares shall be made within one month after the management board, subject to the approval of the supervisory board, has made a corresponding request in writing to the shareholders concerned.

3.3.3.	Payment must be made in cash, providing no alternative contribution has been agreed. Payment other than in cash is made with due observance of the provisions of section 2:94b CC.

3.3.4.	Payment in cash may be made in a foreign currency if the company agrees to this. In that case, the payment obligation shall be fulfilled for the amount up to which the amount paid up can be freely exchanged into euro. This rate shall be determined by the rate of exchange prevailing on the day of payment or, after application of the provisions of the next sentence, on the day referred to there. The company may demand payment at the rate of exchange prevailing on a specific day within two months prior to the last day on which payment must have been made, provided that the shares shall be included on the official list of any stock exchange immediately following the issue.

3.3.5.	The company may grant loans for the purpose of a subscription for or an acquisition of shares in its share capital subject to any applicable statutory provisions.

3.3.6.	The management board may perform legal acts as referred to in section 2:94 CC without the prior approval of the general meeting.

Pre-emptive rights.

Article 3.4.

3.4.1.	Upon the issue of shares, each shareholder shall have a pre-emptive right to acquire such newly issued shares in proportion to the aggregate amount of his ordinary shares, it being understood that this pre-emptive right shall not apply to:

a.	any issue of shares to employees of the company or employees of a group company;

b.	shares which are issued against payment in kind;

c.	preferred shares;

d.	holders of preferred shares at the issue of shares.

3.4.2.	Pre-emptive rights may be limited or excluded by resolution of the general meeting upon proposal of the management board. The management board, subject to approval of the supervisory board, shall have the power to resolve upon the limitation or exclusion of the pre-emptive right, if and to the extent the management board has been designated by the general meeting. Such designation shall only be valid for a specific period of not more than five years and may from time to time be extended with a period of not more than five years. Unless provided otherwise in the designation, the designation cannot be cancelled.

A resolution of the general meeting to limit or exclude the pre-emptive rights as well as a resolution to designate the management board as referred to in this article 3.4.2 requires a two thirds majority of the votes cast if less than half the issued share capital is represented at a meeting.

3.4.3.	Without prejudice to section 2:96a CC, the general meeting respectively the management board, shall when adopting a resolution to issue shares, determine the manner in which and the period within which such pre-emptive rights may be exercised.

3.4.4.	The company shall announce the issue with pre-emptive rights and the period within which such rights can be exercised in such manner as shall be prescribed by applicable law and applicable stock exchange regulations, including but not limited to an announcement published by electronics means.

3.4.5.	This article shall equally apply to a grant of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

Depositary receipts for shares.

Article 3.5.

The company is not authorised to cooperate in the issue of depositary receipts for shares.

Chapter 4

Acquisition of shares.

Article 4.1.

4.1.1.	Subject to authorisation by the general meeting, the management board, subject to the approval of the supervisory board and with due observance of the applicable relevant statutory provisions, resolves on the acquisition by the company of fully paid-up shares. Such authorisation shall only be valid for a specific period of not more than eighteen (18) months and may from time to time be extended with a period of not more than eighteen (18) months. Acquisition by the company of non-paid up shares is null and void.

4.1.2.	The authorisation of the general meeting as referred to in article 4.1.1 shall not be required if the company acquires fully paid-up shares for the purpose of transferring such shares, by virtue of an applicable employee stock purchase plan, to persons employed by the company or by a group company, provided such shares are quoted on the official list of any stock exchange.

Capital reduction.

Article 4.2.

4.2.1.	With due observance of the statutory requirements the general meeting may resolve to reduce the issued share capital by (i) reducing the nominal value of shares by amending the articles of association, or (ii) cancelling:

a.	shares in its own capital which the company holds itself in the company’s share capital, or

b.	all issued shares of one class against repayment of the amount paid-up on those shares and, to the extent applicable, repayment of the share premium reserve, attached to the relevant class of shares; and against a simultaneous release from the obligation to pay any further calls on the shares to the extent that the shares had not been fully paid-up.

4.2.2.	Partial repayment on shares pursuant to a resolution to reduce their nominal value may also be made exclusively on the shares of a specific class.

Chapter 5

Form of transfer of shares.

Article 5.1.

5.1.1.	The transfer of a share shall require a deed executed for that purpose and, save in the event that the company itself is a party to the transaction, written acknowledgement by the company of the transfer. The acknowledgement is to be made either in the transfer deed, or by a dated statement endorsed upon the transfer deed or upon a copy of or extract from that deed certified by a notary (notaris) or bailiff (deurwaarder), or in the manner as referred to in article 5.1.2. Service of notice of the transfer deed or of the aforesaid copy or extract upon the company shall be the equivalent of acknowledgement as stated in this paragraph.

5.1.2.	The preceding paragraph shall apply mutatis mutandis to the transfer of any limited right to share, provided that a pledge may also be created without acknowledgement by or service of notice upon the company and that section 3:239 CC shall apply, in which case acknowledgement by or service of notice upon the Company shall replace the announcement referred to section3:239, subsection 3 CC.

Preferred shares transfer restrictions.

Article 5.2.

5.2.1.	Any transfer of preferred shares shall require the approval of the supervisory board. The request for approval shall be made in writing and must specify the name and the address of the proposed transferee and the price or other consideration which the proposed transferee is willing to pay or give.

5.2.2.	If its approval is withheld the supervisory board must at the same time designate one or several interested buyers who are willing and able to acquire against payment in cash all the preferred shares to which the request for approval relates, at a price to be determined in mutual agreement by the transferor and the supervisory board within two (2) months after the interested buyers have been so designated.

5.2.3.	If within three (3) months of receipt by the company of the request for approval of the intended transfer the transferor has not received from the company a written notice rejecting the request which notice was combined with the designation of one (1) or several interested buyers to whom the preferred shares may be transferred in accordance with the provisions of this article, then upon the expiry of said period or after receipt of the notice of rejection, as the case may be, the approval of the transfer shall be deemed to have been granted.

5.2.4.	If the transferor and the supervisory board have not reached agreement on the price as referred to in article 5.2.2 within two (2) months after the date of the written notice of rejection which was combined with the designation of one (1) or several interested buyers to whom the preferred shares concerned may be transferred in accordance with the provisions of this article, that price shall then be determined by an expert to be appointed by the transferor and the supervisory board in mutual agreement or, failing reaching such agreement within three (3) months after the notice of rejection, by the chairman of the Chamber of Commerce and Industry in the place where the company has its actual seat, acting at the request of either of the parties.

5.2.5.	The transferor may decide to not transfer his shares, provided he shall notify the supervisory board of that decision within one (1) month after he has been informed of the name(s) of the designated interested buyer(s) and of the price determined in the manner as described above.

5.2.6.	If approval of the transfer has been granted or is deemed to have been granted, during a period of three (3) months thereafter the transferor shall be at liberty to transfer all the shares to which his request related to the transferee proposed in his request and at the price or for the consideration as referred to in the second sentence of article 5.2.1.

5.2.7.	Those expenses incidental to the transfer incurred by the company may be charged to the transferee.

5.2.8.	The provisions of this article shall apply mutatis mutandis at the apportionment of preferred shares from any joint holding.

Chapter 6

Shareholders register.

Article 6.1.

6.1.1.	With due observance of the applicable statutory provisions in respect of registered shares, a share register shall be kept by or on behalf of the company, which register shall be regularly updated and, at the discretion of the management board, may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register may be kept abroad in order to comply with applicable foreign statutory provisions or applicable listing rules.

6.1.2.	Each shareholder’s name, his address and such further information as required by law or considered appropriate by the management board, shall be recorded in the share register.

6.1.3.	The form and the contents of the share register shall be determined by the management board with due observance of the articles 6.1.1 and 6.1.2.

6.1.4.	Upon his request a shareholder shall be provided with written evidence of the contents of the shareholders register with regard to the shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the company by a person to be designated for that purpose by the management board.

6.1.5.	The provisions of the articles 6.1.3 and article 6.1.4 shall equally apply to persons who hold a right of use and enjoyment or a right of pledge on one (1) or more shares.

Joint holding.

Article 6.2.

If through any cause whatsoever one (1) or more shares are jointly held by two (2) or more persons, such persons may jointly exercise the rights arising from those shares, provided that these persons be represented for that purpose by one from their midst or by a third party authorised by them for that purpose by a written power of attorney.

The management board may, whether or not subject to certain conditions, grant an exemption for the provision of the previous sentence.

Right of pledge.

Article 6.3.

6.3.1.	Ordinary shares may be pledged as security for a debt.

6.3.2.	If an ordinary share is encumbered with a pledge, the voting right attached to that share shall vest in the shareholder, unless at the creation of the pledge the voting right has been granted to the pledgee.

6.3.3	Preferred shares may not be encumbered with a pledge.

6.3.4.	Shareholders who as a result of a right of pledge do not have voting rights, have meeting rights.

Right of use and enjoyment (vruchtgebruik).

Article 6.4.

6.4.1.	A right of use and enjoyment may be established on shares.

6.4.2.	If an ordinary share is encumbered with a right of use and enjoyment, the voting right attached to that share shall vest in the shareholder, unless at the creation of the right of use and enjoyment the voting right has been granted to the holder of the right of use and enjoyment.

6.4.3.	The voting rights attached to preferred shares cannot be granted to the holders of a right of use and enjoyment.

6.4.4.	Shareholders who as a result of a right of use and enjoyment do not have voting rights, have meeting rights.

Chapter 7

Management. Supervision of management.

Article 7.1.

7.1.1.	The company shall be managed by a management board under the supervision of a supervisory board. The supervisory board shall determine the number of managing directors and the number of supervisory directors.

7.1.2.	Each managing director is obliged vis-a-vis the company to perform his duties in a proper manner. These duties include all managing duties that have not been allocated to one or more other managing directors by law or by the articles of association. In fulfilling their tasks, the managing directors must be guided by the interests of the company and its business. Each managing director is responsible for the company’s general course of affairs.

7.1.3.	Supervision of the policies of the management board and of the general course of the company’s affairs and its business enterprise shall be carried out by the supervisory board. It shall support the management board with advice. In fulfilling their duties the supervisory directors shall serve the interests of the company and its business enterprise. The management board shall in due time provide the supervisory board with the information it needs to carry out its duties.

Management board: appointment, suspension and dismissal.

Article 7.2.

7.2.1.	Managing directors shall be appointed by the general meeting.

7.2.2.	If a managing director is to be appointed, the supervisory board shall make a binding nomination of at least the number of persons prescribed by law. The general meeting may at all times overrule the binding nomination by a resolution adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half the issued share capital. If the general meeting overruled the binding nomination, the supervisory board shall make a new nomination. The nomination shall be included in the notice of the general meeting at which the appointment shall be considered.

7.2.3.	If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the general meeting shall be free to appoint a managing director at its discretion.

A resolution to appoint a managing director that was not nominated by the supervisory board may be adopted by at least a two thirds majority of the votes cast, provided such majority represents more than half the issued share capital.

7.2.4.	Managing directors are appointed for a maximum term of four (4) years, provided that, unless a managing director resigns earlier, his term of appointment shall end at the close of the annual general meeting to be held in the fourth year after the year of his appointment. A managing director may be reappointed with due observance of the preceding sentence. The supervisory board shall draw up a retirement schedule for the managing directors.

7.2.5.	The general meeting shall at all times be entitled to suspend or dismiss a managing director. The general meeting may only adopt a resolution to suspend or dismiss a managing director by at least a two thirds majority of the votes cast, provided such majority represents more than half the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient.

A second general meeting as referred to in section2:120, subsection 3 CC may not be convened.

7.2.6.	The supervisory board shall also at all times be entitled to suspend (but not to dismiss) a managing director. Within three (3) months after a suspension of a managing director has taken effect, a general meeting shall be held, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another three (3) months. The managing director shall be given the opportunity to account for his actions at that meeting.

If neither such resolution is adopted nor the general meeting has resolved to dismiss the managing director, the suspension shall terminate after the period of suspension has expired.

7.2.7.	In the event that one or more managing directors are prevented from acting, or in the case of a vacancy or vacancies for one or more managing directors, the remaining managing directors shall temporarily be in charge of the management, without prejudice to the right of the supervisory board to replace the managing director for a temporary managing director.

In the event that all managing directors are prevented from acting or there are vacancies for all managing directors, the supervisory board shall temporarily be in charge of the management; the supervisory board shall be authorised to designate one or more temporary members of the management board.

If there are vacancies for all managing directors, the supervisory board shall as soon as possible take the necessary measures to make a definitive arrangement.

The term prevented from action is taken to mean:

(i)	suspension;

(ii)	illness;

(iii)	inaccessibility,

in the events referred to under sub (ii) and (iii) without the possibility of contact for a period of five (5) days between the managing director concerned and the company, unless the supervisory board sets a different term.

Management board: remuneration.

Article 7.3.

7.3.1.	The company must establish a policy in respect of the remuneration of the management board. The policy is adopted by the general meeting upon the proposal of the supervisory board.

7.3.2.	The remuneration of the management board shall be determined by the supervisory board with due observance of the remuneration policy adopted by the general meeting.

7.3.3.	A proposal with respect to remuneration schemes in the form of shares or rights to shares is submitted by the supervisory board to the general meeting for its approval. This proposal must set out at least the maximum number of shares or rights to shares to be granted to members of the management board and the criteria for granting or amendment.

Management board: adoption of resolutions.

Article 7.4.

7.4.1.	If there is more than one managing director, the supervisory board can appoint one of the managing directors as chairman of the management board, and grant such chairman a title.

7.4.2.	With due observance of these articles of association, the management board may adopt written rules governing its internal proceedings and providing for the division of their duties among themselves. The adoption and amendment of the rules governing the management board shall be subject to the approval of the supervisory board without prejudice of the rights of initiative of the supervisory board provided for therein.

7.4.3.	The management board shall meet whenever a managing director so requires. The management board shall adopt its resolutions by a simple majority of the votes cast. In a tie vote the chairman of the management board shall have a casting vote.

7.4.4.	At a meeting of the management board, a managing director may only be represented by another managing director holding a written proxy.

7.4.5.	If a managing director has a direct or indirect personal conflict of interest with the company, he shall not participate in the deliberations and the decision-making process concerned in the management board. If as a result thereof no resolution of the management board can be adopted, the resolution may be adopted by the supervisory board.

7.4.6.	The management board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing or in a reproducible manner by electronic means of communication all the managing directors entitled to vote have consented to adopting the resolution outside a meeting.

7.4.7.	Articles 7.4.3 and 7.4.5 shall equally apply to adoption by the management board of resolutions without holding a meeting.

7.4.8.	Without prejudice to any other applicable provisions of the articles of association, the management board shall require the approval of the general meeting for resolutions of the management board regarding a significant change in the identity or nature of the company or the enterprise, including in any event:

a.	the transfer of the enterprise or practically the entire enterprise to a third party;

b.	the conclusion or cancellation of any long-lasting cooperation by the company or a subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or the cancellation thereof is of essential importance to the company; and

c.	the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the last adopted annual accounts of the company, by the company or a subsidiary.

Representation.

Article 7.5.

7.5.1.	The management board, as well as two (2) managing directors acting jointly are authorised to represent the company.

7.5.2.	The management board may grant one or more persons, whether or not employed by the company, the power to represent the company (procuratie) or grant in a different manner the power to represent the company on a continuing basis.

Supervisory board: appointment, suspension and dismissal.

Article 7.6.

7.6.1.	Supervisory directors shall be appointed by the general meeting.

7.6.2.	If a supervisory director is to be appointed, the supervisory board shall make a binding nomination of at least the number of persons prescribed by law.

The general meeting may at all times overrule the binding nomination by a two thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the general meeting overruled the binding nomination, the supervisory board shall make a new nomination.

The nomination shall be included in the notice of the general meeting at which the appointment shall be considered.

7.6.3.	If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the general meeting shall be free to appoint a supervisory director at its discretion.

A resolution to appoint a supervisory director that was not nominated by the supervisory board, may only be adopted by a two thirds majority of the votes cast, provided such majority represents more than half of the issued share capital.

7.6.4.	A supervisory director is appointed for a maximum term of four (4) years, provided that, unless a supervisory director resigns earlier, his term of appointment shall end at the close of the annual general meeting that will be held in the fourth year upon his appointment. A supervisory director may be reappointed for a term of not more than four (4) years at a time, with due observance of the provision in the previous sentence. A supervisory director may be a supervisory director for a period not longer than twelve (12) years, which period may or may not be interrupted, unless the general meeting resolves otherwise. The supervisory board shall draw up a resignation rota for the members of the supervisory board.

7.6.5.	The general meeting shall at all times be entitled to suspend or dismiss a supervisory director. The general meeting may only adopt a resolution to suspend or dismiss a supervisory director by at least a two thirds majority of the votes cast, provided such majority represents more than half the issued share capital, unless the proposal was made by the supervisory board in which case a simple majority of the votes cast is sufficient.

A second general meeting as referred to in section 2:120, subsection 3 CC may not be convened.

7.6.6.	In the event that one or more supervisory directors are prevented from acting, or in the case of a vacancy or vacancies for one or more supervisory directors, the remaining supervisory directors shall temporarily be in charge of the supervision, without prejudice to the right of the general meeting to appoint a temporary member of the supervisory board to replace the member of the supervisory board concerned.

In the case of a vacancy or vacancies for one or more supervisory directors, the remaining supervisory directors shall as soon as possible take the necessary measures to make a definitive arrangement. In the event that all supervisory directors are prevented from acting or there are vacancies for all supervisory directors, the management board shall as soon as possible take the necessary measures to make an arrangement.

The term prevented from action is taken to mean:

(i)	suspension;

(ii)	illness;

(iii)	inaccessibility,

in the events referred to under sub (ii) and (iii) without the possibility of contact for a period of five (5) days between the supervisory director concerned and the company.

Supervisory board: remuneration.

Article 7.7.

The general meeting shall determine the remuneration of supervisory directors. Supervisory directors shall be reimbursed for their expenses.

Supervisory board: adoption of resolutions.

Article 7.8.

7.8.1.	If there is more than one supervisory director, the supervisory board shall appoint one of its members as chairman. The supervisory board may also appoint a secretary, whether or not from among its members.

Furthermore, the supervisory board may appoint one or more of its members as delegate supervisory director in charge of communicating with the management board on a regular basis. They shall report their findings to the supervisory board. The offices of chairman of the supervisory board and delegate supervisory director are compatible.

7.8.2.	With due observance of these articles of association, the supervisory board may adopt written rules governing its internal proceedings.

7.8.3.	The supervisory board shall meet whenever a supervisory director so requires. The supervisory board shall adopt its resolutions by a simple majority of the votes cast.

In a tie vote the chairman shall have a casting vote.

7.8.4.	At a meeting of the supervisory board, a supervisory director may only be represented by another supervisory director holding a written proxy.

7.8.5.	If a supervisory director has a direct or indirect personal conflict of interest with the company, he shall not participate in the deliberations and the decision-making process concerned in the supervisory board. If as a result thereof no resolution of the supervisory board can be adopted the resolution can nonetheless be adopted by the supervisory board. In that case each supervisory director shall be entitled to participate in the deliberations and the decision-making process concerned in the supervisory board.

7.8.6.	The supervisory board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing or in a reproducible manner by electronic means of communication and all supervisory directors entitled to vote have consented to adopting the resolution outside a meeting.

Articles 7.8.3 and 7.8.5 shall equally apply to adoption by the supervisory board of resolutions without holding a meeting.

7.8.7.	The managing directors shall attend the meetings of the supervisory board, if invited to do so, and they shall provide in such meetings all information required by the supervisory board.

7.8.8.	The supervisory board may decide that one or more of its members shall have access to all premises of the company and shall be authorised to examine all books, correspondence and other records and to be fully informed of all actions which have taken place, or may decide that one or more of its members shall be authorised to exercise a portion of such powers.

7.8.9.	At the expense of the company, the supervisory board may obtain such advice from experts as the supervisory board deems desirable for the proper fulfilment of its duties.

Indemnification managing directors and supervisory directors.

Article 7.9.

7.9.1.	Unless Dutch law provides otherwise, the following shall be reimbursed to current and former members of the management board or supervisory board:

a.	the reasonable costs of conducting a defence against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the company’s request;

b.	any damages or fines payable by them as a result of an act or failure to act as referred to under a;

c.	the reasonable costs of appearing in other legal proceedings in which they are involved as current or former members of the management board or supervisory board, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement as referred to above if and to the extent that:

a.	a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the person concerned can be characterised as wilful (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar) conduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or

b.	the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss.

If and to the extent that it has been established by a Dutch court or, in the event of arbitration, an arbitrator in a final and conclusive decision that the person concerned is not entitled to reimbursement as referred to above, he shall immediately repay the amount reimbursed by the company.

7.9.2.	The company may take out liability insurance for the benefit of the persons concerned.

7.9.3.	The company may by agreement give further implementation to the above.

Chapter 8

General meetings.

Article 8.1.

8.1.1.	General meetings shall be held in Leiden, Amsterdam or in the municipality of Haarlemmermeer (Schiphol Airport).

8.1.2.	A general meeting shall be held once a year, no later than six months after the end of the financial year of the company.

8.1.3.	The management board and the supervisory board shall provide the general meeting with all requested information, unless this would be contrary to an overriding interest of the company. If the management board or supervisory board invokes an overriding interest, it must give reasons.

Extraordinary general meetings.

Article 8.2.

Extraordinary general meetings shall be convened by the management board or supervisory board.

General meetings: notice and agenda.

Article 8.3.

8.3.1.	Notice of the general meeting shall be given by the management board or supervisory board upon a term of at least such number of days prior to the day of the meeting as required by law, in accordance with law and the regulations of the stock exchange where shares in the share capital of the company are officially listed at the company’s request.

8.3.2.	The management board or supervisory board may decide that the convocation letter in respect of a person authorised to attend a general meeting who agrees thereto, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the company for such purpose.

8.3.3.	The notice shall state the subjects on the agenda or shall inform the persons authorised to attend a general meeting that they may inspect the agenda at the office of the company and that copies thereof are obtainable at such places as are specified in the notice.

8.3.4.	The agenda for his annual general meeting shall in any case include the following items:

a.	the consideration annual statement of accounts;

b.	the adoption of the annual accounts;

c.	the appropriation of profits;

d.	proposals relating to the composition of the management board or supervisory board, including the filling of any vacancies in the management board or supervisory board;

e.	the proposals placed on the agenda by the management board or supervisory board together with proposals made by shareholders in accordance with provisions of the law and the provisions of the articles of association.

8.3.5.	A matter, the consideration of which has been requested in writing by one or more holders of shares, representing solely or jointly at least the percentage prescribed by law of the issued share capital, will be placed on the notice convening a meeting or will be announced in the same manner if the company has received the request not later than on the date as prescribed by law.

8.3.6.	The management board shall inform the general meeting by means of a shareholders’ circular or explanatory notes to the agenda of all facts and circumstances relevant to the proposals on the agenda.

General Meetings: attendance of meetings.

Article 8.4.

8.4.1.	The persons who are entitled to attend the general meeting are persons who:

(i)	are a shareholder or a person who is otherwise entitled to attend the general meeting as per a certain date, determined by the management board, such date hereinafter referred to as: the “record date”;

(ii)	are as such registered in a register (or one or more parts thereof) designated thereto by the management board, hereinafter referred to as: the “register”; and

(iii)	have given notice in writing to the company prior to a date set in the notice to attend a general meeting,

regardless of who will be shareholder at the time of the meeting. The notice will contain the name and the number of shares the person will represent in the meeting. The provision above under (iii) concerning the notice to the company also applies to the proxy holder of a person authorised to attend a general meeting.

8.4.2.	The management board may decide that persons entitled to attend shareholders’ meetings and vote thereat may, within a period prior to the shareholders’ meeting to be set by the management board, which period cannot begin prior to the record date as meant in the previous paragraph, cast their votes electronically in a manner to be decided by the management board. Votes cast in accordance with the previous sentence are equal to votes cast at the meeting.

8.4.3.	The management board may decide that the business transacted at a general meeting can be taken note of by electronic means of communication.

8.4.4.	The management board may decide that each person entitled to attend general meetings and vote thereat may, either in person or by written proxy, vote at that meeting by electronic means of communication, provided that such person can be identified via the electronic means of communication and furthermore provided that such person can directly take note of the business transacted at the general meeting concerned. The management board may attach conditions to the use of the electronic means of communication, which conditions shall be announced at the convocation of the general meeting and shall be posted on the company’s website.

8.4.5.	Managing directors and supervisory directors shall have admission to the general meetings. They shall have an advisory vote at the general meetings.

8.4.6.	Furthermore, admission shall be given to the persons whose attendance at the general meeting is approved by the chairman of the meeting.

8.4.7.	All issues concerning the admittance to the general meeting shall be decided by the chairman of the meeting.

General meetings: order of the meeting, minutes.

Article 8.5.

8.5.1.

The general meeting shall be presided over by the chairman of the supervisory board. However, the chairman may charge another person to preside over the general meeting in his place even if he himself is present at the meeting. If the chairman of the supervisory board is absent and he has not charged another person to preside over the meeting in his place, the supervisory directors present at the meeting shall appoint one of them to be chairman. If no members of the supervisory board are present at the general meeting, the general meeting shall be presided by the chairman of the management board, or, if the chairman of the management board is absent, by one of the other members of the management board designated for that purpose by the management board. The chairman shall designate the secretary.

8.5.2.	The chairman of the meeting shall determine the order of proceedings at the meeting with due observance of the agenda and he may restrict the allotted speaking time or take other measures to ensure orderly progress of the meeting.

8.5.3.	All issues concerning the proceedings at the meeting, shall be decided by the chairman of the meeting.

8.5.4.	Minutes shall be kept of the business transacted at the meeting unless a notarial record is prepared thereof. Minutes shall be adopted and in evidence of such adoption be signed by the chairman and the secretary of the meeting concerned.

8.5.5.	A certificate signed by the chairman and the secretary of the meeting confirming that the general meeting has adopted a particular resolution, shall constitute evidence of such resolution vis-à-vis third parties.

General meetings: adoption of resolutions.

Article 8.6.

8.6.1.	Resolutions proposed to the general meeting by the management board or supervisory board shall be adopted by a simple majority of the votes cast unless the law or the articles of association provide otherwise. Unless another majority of votes or quorum is required by virtue of the law, all other resolutions shall be adopted by at least a simple majority of the votes cast, provided such majority represents more than one-third of the issued share capital.

A second meeting referred to in article 2:120, subsection 3 CC cannot be convened.

8.6.2.	Each share confers the right to cast one vote at the general meeting. Blank votes and invalid votes shall be regarded as not having been cast.

8.6.3.	No votes may be cast at the general meeting in respect of shares which are held by the company or any of its subsidiaries. Holders of a right of use and enjoyment and pledgees of shares which belong to the company or its subsidiaries shall not be excluded from the right to vote if the right of use and enjoyment or pledge was created before the shares concerned were held by the company or a subsidiary of the company and at the creation of the right of pledge or the right of use and enjoyment, the voting rights were granted to the pledgee or holder of the right of use and enjoyment.

8.6.4.	The chairman of the general meeting determines the method of voting.

8.6.5.	The ruling pronounced by the chairman of the general meeting in respect of the outcome of any vote taken at a general meeting shall be decisive. The same shall apply to the contents of any resolution passed.

8.6.6.	Any and all disputes with regard to voting for which neither the law nor the articles of association provide shall be decided by the chairman of the general meeting.

Meetings of holders of preferred shares.

Article 8.7.

8.7.1.	Meetings of holders of preferred shares shall be held as frequently and whenever such a meeting is required by virtue or any statutory regulation or any regulation in the articles of association.

8.7.2.	Meetings as referred to in article 8.7.1 may be convoked in accordance with article 8.3, provided that the notice shall be sent no later than on the sixth day prior to the day of the meeting.

8.7.3.	The provisions of this chapter 8 shall apply mutatis mutandis, provided that articles 8.1.2, 8.3.4, and 8.4.1 shall not apply, and the percentage set out in article 8.3.5 will relate to the preferred shares only.

8.7.4.	A meeting of holders of preferred shares may adopt resolutions in writing if the proposal has been sent to all holders of preferred shares in writing, none of them opposes this manner of decision-making and all holders of preferred shares express themselves in favour of the proposal concerned.

Chapter 9

Financial year; annual statement of accounts.

Article 9.1.

9.1.1.	The financial year of the company shall be the calendar year.

9.1.2.	Annually, within the term set by law, the management board shall prepare annual accounts.

The annual accounts shall be accompanied by the auditor’s statement referred to in article 9.2.1, if the assignment referred to in that article has been given, by the annual report, unless section 2:391 CC does not apply to the company, as well as the other particulars to be added to those documents by virtue of applicable statutory provisions.

The annual accounts shall be signed by all managing directors and by all supervisory directors; if the signature of one or more of them is lacking, this shall be disclosed, stating the reasons therefor.

9.1.3.	The company shall ensure that the annual accounts as prepared, the annual report and the other particulars referred to in article 9.1.2 shall be made available at the office of the company as of the date of the notice of the general meeting at which they are to be discussed.

The shareholders and other persons entitled to attend general meetings may inspect the above documents at the office of the company and obtain a copy thereof at no cost.

Auditor.

Article 9.2.

9.2.1.	The general meeting shall instruct a registered accountant or another expert, as referred to in section 2:393, subsection 1 CC, both hereinafter called: the auditor, to audit the annual accounts prepared by the management board, in accordance with the provisions of section 2:393, subsection 3 CC. The auditor shall report on his audit to the management board and shall present the results of his examination, in an auditor’s statement, regarding the accuracy of the annual accounts.

9.2.2.	If the general meeting fails to issue such instructions, then the supervisory board shall be so authorised, or if the supervisory board also fails to give such assignment, the management board.

9.2.3.	The assignment given to the auditor may be revoked by the general meeting and by the corporate body which has given such assignment; furthermore, the assignment given by the managing board may be revoked by the supervisory board.

The assignment may only be revoked for good reasons with due observance of section 2:393, subsection 2 CC.

9.2.4.	The management board as well as the supervisory board may give assignments to the auditor or any other auditor at the expense of the company.

Chapter 10

Profit and loss. Distributions on shares.

Article 10.1.

10.1.1.	The management board will keep a share premium reserve and profit reserve for the ordinary shares to which only the holders of the ordinary shares are entitled.

10.1.2.	The company may make distributions on shares only to the extent that its shareholders’ equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by law.

10.1.3.	Distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the adoption of the annual accounts from which it appears that they are permitted, entirely without prejudice to any of the other provisions of the articles of association.

10.1.4.	a.	A dividend shall be paid out of the profit, if available for distribution, first of all on the preferred shares in accordance with this paragraph.

b.	The dividend paid on the preferred shares shall be based on the percentage, mentioned immediately below, of the amount called up and paid-up on those shares. The percentage referred to in the previous sentence shall be equal to the average of the EURIBOR interest charged for cash loans with a term of twelve months as set by the European Central Bank - weighted by the number of days to which this interest was applicable - during the financial year for which this distribution is made, increased by a maximum margin of five hundred (500) basis points to be fixed upon issue by the management board; EURIBOR shall mean the Euro Interbank Offered Rate.

c.	If in the financial year over which the aforesaid dividend is paid the amount called up and paid-up on the preferred shares has been reduced or, pursuant to a resolution to make a further call on said shares, has been increased, the dividend shall be reduced or, if possible, increased by an amount equal to the aforesaid percentage of the amount of such reduction or increase, as the case may be, calculated from the date of the reduction or, as the case may be, from the date when the further call on the shares was made.

d.	If and to the extent that the profit is not sufficient to pay in full the dividend referred to under a of this paragraph, the deficit shall be paid to the debit of the reserves provided that doing so shall not be in violation of article 10.1.2. If and to the extent that the dividend referred to under a of this article cannot be paid to the debit of the reserves either, the profits earned in subsequent years shall be applied first towards making to the holders of preferred shares such payment as will fully clear the deficit, before the provisions of the following paragraphs of this article can be applied. No further dividends on the preferred shares shall be paid than as stipulated in this article, in article 10.2 and in article

11.2. Interim dividends paid over any financial year in accordance with article 10.2 shall be deducted from the dividend paid by virtue of this article 10.1.4.

e.	If the profit earned in any financial year has been determined and in that financial year one (1) or more preferred shares have been cancelled against repayment, the persons who were the holders of those shares shall have an inalienable right to payment of dividend as described below. The amount of profit, if available for distribution, to be distributed to the aforesaid persons shall be equal to the amount of the dividend to which by virtue of the provision under a of this paragraph they would be entitled if on the date of determination of the profit they had still been the holders of the aforesaid preferred shares, calculated on the basis of the period during which in the financial year concerned said persons were holders of said shares, this dividend to be reduced by the amount of any interim dividend paid in accordance with article 10.2.

f.	If in the course of any financial year preferred shares have been issued, with respect to that financial year the dividend to be paid on the shares concerned shall be reduced pro rata to the day of issue of said shares.

g.	If the dividend percentage has been adjusted in the course of a financial year, then for the purposes of calculating the dividend over that financial year the applicable rate until the date of adjustment shall be the percentage in force prior to that adjustment and the applicable rate after the date of adjustment shall be the altered percentage.

10.1.5.	The management board may determine, subject to the approval of the supervisory board, that any amount remaining out of the profit, after application of article 10.1.4 shall be added to the reserves.

10.1.6.	The profit remaining after application of article 10.1.4 and 10.1.5 shall be at the disposal of the general meeting, which may resolve to carry it to the reserves or to distribute it among the holders of ordinary shares.

10.1.7.	On a proposal of the management board – which proposal must be approved by the supervisory board –, the general meeting may resolve to distribute to the holders of ordinary shares a dividend in the form of ordinary shares in the capital of the company.

10.1.8.	Subject to the other provisions of this article 10.1 the general meeting may, on a proposal made by the management board – which proposal must be approved by the supervisory board –, resolve to make distributions to the holders of ordinary shares to the debit of one (1) or several reserves which the company is not prohibited from distributing by virtue of the law.

10.1.9.	No dividends shall be paid to the company on shares held by the company, unless such shares are encumbered with a right of use and enjoyment or pledge.

10.1.10.	Any change to an addition as referred to in article 10.1.4 under b and g in relation to an addition previously determined by the management board shall require the approval of the meeting of holders of preferred shares. If the approval is withheld the previously determined addition shall remain in force.

Interim distributions.

Article 10.2.

10.2.1.	The management board may resolve, subject to the approval of the supervisory board, to make interim distributions to the shareholders or to holders of shares of a particular class if an interim statement of assets and liabilities shows that the requirement of article 10.1.2 has been met.

10.2.2.	The interim statement of assets and liabilities shall relate to the condition of the assets and liabilities on a date no earlier than the first day of the third month preceding the month in which the resolution to distribute is published. It shall be prepared on the basis of generally acceptable valuation methods. The amounts to be reserved under the law and the articles of association shall be included in the statement of assets and liabilities. It shall be signed by the managing directors and supervisory directors. If one or more of their signatures are missing, this absence and the reason for this absence shall be stated.

10.2.3.	In the event that all issued and outstanding preferred shares are cancelled against repayment, on the day of such repayment a dividend shall be paid, this dividend to be equal to the premium paid on the share concerned at its issue increased by a distribution to be calculated in accordance with the provisions of article 10.1.4 and over the period over which until the date of repayment no earlier distribution as referred to in the first sentence of article 10.1.4 has been made, all this provided that the requirement of article 10.1.2 has been met as demonstrated by an interim statement of assets and liabilities as referred to article 10.2.2.

10.2.4.	Any proposal for distribution of dividend on ordinary shares and any resolution to distribute an interim dividend on ordinary shares shall immediately be published by the management board in accordance with the regulations of the stock exchange where the ordinary shares are officially listed at the company’s request. The notification shall specify the date when and the place where the dividend shall be payable or - in the case of a proposal for distribution of dividend - is expected to be made payable.

10.2.5.	Dividends shall be payable no later than thirty (30) days after the date when they were declared, unless the body declaring the dividend determines a different date.

10.2.6.	Dividends which have not been claimed upon the expiry of five (5) years and one (1) day after the date when they became payable shall be forfeited to the company and shall be carried to the reserves.

10.2.7.	The management board may determine that distributions on shares shall be made payable either in euro or in another currency.

Chapter 11

Amendment of the articles of association; dissolution of the company.

Article11.1.

A resolution to amend the articles of association or to dissolve the company may only be adopted at the proposal of the management board with the prior approval of the supervisory board.

Liquidation.

Article 11.2.

11.2.1.	On the dissolution of the company, the liquidation shall be carried out by the managing board, unless otherwise resolved by the general meeting.

11.2.2	Pending the liquidation the provisions of the articles of association shall remain in force to the fullest possible extent.

11.2.3.	The surplus assets of the company remaining after satisfaction of its debts shall be divided, in accordance with the provisions of section 2:23b CC, as follows:

a.	firstly, the holders of the preferred shares shall be paid, if possible, the nominal value amount of their shares or, if those shares are not fully paid-up, the amount paid thereon, that payment to be increased by an amount equal to the percentage, referred to under b of article 10.1.4, of the amount called up and paid-up on the preferred shares, calculated over each year or part of a year in the period beginning on the day following the period over which the last dividend on the preferred shares was paid and ending on the day of the distribution, as referred to in this article, made on preferred shares;

If the company’s surplus assets are not sufficient to make the distributions as referred to in this subparagraph a, these distributions shall be made to the holders of the preferred shares pro rata to the amounts that would be paid if the surplus assets were sufficient for distribution in full;

b.	secondly, the balance, if any, remaining after the payments referred to under a shall be for the benefit of the holders of ordinary shares in proportion to the nominal value amount of ordinary shares held by each of them.

Chapter 12

Transitional provision.

Article 12.

The maximum term of appointment for supervisory directors as included in article 7.6.4 is extended for a supervisory director in office at the third day of July two thousand and thirteen with a term equal to the term this supervisory director has been in office as supervisory director of the company until this date.